

SECURITI[illegible] 07003556 [illegible]N

SEC MAIL PROCESSING RECEIVED MAR - 1 2007 WASH, D.C. 186 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DELAWARE DISTRIBUTORS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2005 MARKET STREET
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD SALUS (215) 255-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET STREET	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **RICHARD SALUS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DELAWARE DISTRIBUTORS, L.P.**, as of **DECEMBER 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KENNETH E. CROCKETT, SR., Notary Public
City of Philadelphia, Phila. County
My Commission Expires September 20, 2008

Signature

SVP, CONTROLLER/TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Years ended December 31, 2006 and 2005 with Report and Supplementary Report of Independent Registered Public Accounting Firm

0610-0776490-PH

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Years ended December 31, 2006 and 2005

Contents



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Delaware Distributors, L.P.

We have audited the accompanying statements of financial condition of Delaware Distributors, L.P. (the Partnership) as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Distributors, L.P. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2007

Delaware Distributors, L.P.

Statements of Financial Condition

(In thousands)

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 45,826**	$ 32,597
Deferred dealer commissions, less accumulated amortization of $32,616 and $44,484, respectively	**18,274**	26,288
Due from affiliated mutual funds	**7,134**	8,618
Due from affiliates	**75**	204
Prepaid expenses and other assets	**150**	186
Total assets	**$ 71,459**	$ 67,893
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	**$ 3,315**	$ 1,594
Due to affiliates	**24,125**	15,776
Accrued salaries and related expenses	**2,700**	1,589
Total liabilities	**30,140**	18,959
Partners' capital:		
General partner	**413**	489
Limited partners	**40,906**	48,445
Total partners' capital	**41,319**	48,934
Total liabilities and partners' capital	**$ 71,459**	$ 67,893

See accompanying notes.

Delaware Distributors, L.P.

Statements of Operations

(In thousands)

	Year ended December 31	
	2006	**2005**
Revenues		
Administrative fees	**$ 35,707**	$ 40,409
Distribution fees	**69,566**	62,240
Commissions and other income, net	**6,404**	7,648
Total revenues	**111,677**	110,297
Expenses		
Salaries and related expenses	**5,283**	3,808
Amortization	**18,613**	21,263
Selling, general, and administrative	**87,616**	84,047
Total expenses	**111,512**	109,118
Net income	**$ 165**	$ 1,179

See accompanying notes.

Delaware Distributors, L.P.

Statements of Changes in Partners' Capital

(In thousands)

	Delaware Distributors, Inc. (General Partner)	Delaware Investment Advisers Series (Limited Partner)	Delaware Capital Management Series (Limited Partner)	Total
Percentage interest per partnership agreement	**1%**	**98%**	**1%**	**100%**
Balances as of December 31, 2004	$ 476	$ 46,648	$ 476	$ 47,600
Capital contribution – stock-based compensation	1	153	1	155
Net income for the year ended December 31, 2005	12	1,155	12	1,179
Balances as of December 31, 2005	489	47,956	489	48,934
Capital contribution – stock-based compensation	2	216	2	220
Net income for the year ended December 31, 2006	2	161	2	165
Return of capital	(80)	(7,840)	(80)	(8,000)
Balances as of December 31, 2006	$ 413	$ 40,493	$ 413	$ 41,319

See accompanying notes.

Delaware Distributors, L.P.

Statements of Cash Flows

(In thousands)

	Year ended December 31	
	2006	**2005**
Cash flows from operating activities		
Net income	**$ 165**	$ 1,179
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation	**220**	155
Amortization	**18,613**	21,263
Loss on deferred dealer commissions	**225**	402
Change in assets and liabilities:		
Deferred dealer commissions	**(10,824)**	(15,821)
Due from affiliated mutual funds	**1,484**	(7,499)
Due to/due from affiliates, net	**8,478**	9,834
Prepaid expenses and other assets	**36**	2,796
Accounts payable and accrued liabilities	**1,721**	(776)
Accrued salaries and related expenses	**1,111**	244
Net cash provided by operating activities	**21,229**	11,777
Cash flows from financing activities		
Return of capital to Partners	**(8,000)**	–
Net cash used in financing activities	**(8,000)**	–
Net increase in cash and cash equivalents	**13,229**	11,777
Cash and cash equivalents at beginning of year	**32,597**	20,820
Cash and cash equivalents at end of year	**$ 45,826**	$ 32,597

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements

December 31, 2006

(*In thousands*)

1. Description of Business and Ownership

Delaware Distributors, L.P. (the Partnership) is a registered broker-dealer and is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. (1% General Partner), Delaware Investment Advisers Series of Delaware Management Business Trust (DIA) (98% Limited Partner), and Delaware Capital Management Series of Delaware Management Business Trust (1% Limited Partner), all of which are indirect wholly-owned subsidiaries of Delaware Investments U.S., Inc. (DIUS), which is an indirect wholly-owned subsidiary of Delaware Management Holdings, Inc. (Holdings). Holdings, an indirect wholly-owned subsidiary of Lincoln National Corporation (Lincoln), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

In April 2005, a lawsuit was filed against DIA, Holdings, and other defendants in connection with the hiring of certain portfolio managers. The outcome of this matter cannot presently be determined. An unfavorable outcome could have a material effect on the results of operations and financial position of DIA, Holdings, and the Partnership in a future period.

2. Significant Accounting Policies

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes amounts related to contingent deferred sales charges received. Gains and losses on deferred dealer commissions are determined based on the difference between the contingent deferred sales charge received and the applicable carrying value.

(In thousands)

2. Significant Accounting Policies (continued)

Deferred Dealer Commissions (continued)

The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of impairment at December 31, 2006 indicated that the deferred dealer commission asset is not impaired.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts in banks and other financial institutions and affiliated money market mutual funds.

Revenue

Administrative and distribution fees are received from affiliates and are recorded as earned.

Commissions income is comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of open-end affiliated mutual funds and related products. Other income consists of investment income related to amounts invested in an affiliated money market mutual fund.

Change in Reporting Classifications

The Partnership earns 12b-1 distributions fees for marketing and selling affiliated mutual fund shares. In turn, the Partnership pays distribution expenses to brokers who sell the affiliated fund shares as well as other distribution costs.

In 2006, the Partnership changed the method of reporting 12b-1 distribution fees and distribution expenses to the gross basis of presentation. Previously, the Partnership used the net basis of presentation, whereby distribution fees of $61,948 were recorded in 2005 as an offset against related distribution expenses within Selling, general, and administrative expenses and certain commission-based distribution expenses of $6,174 were recorded in 2005 as an offset to Commission and other income. The Partnership believes that with these changes, its presentation reflects the predominant industry practice for reporting Rule 12b-1 service fee revenues and distribution expenses. The

(In thousands)

2. Significant Accounting Policies (continued)

Change in Reporting Classifications (continued)

prior period has been reclassified to conform to the current-year presentation. The changes in reporting have no impact on net income, partners' capital, or the net capital requirements discussed in Note 3.

Reclassifications

Certain amounts reported in prior periods' financial statements have been reclassified to conform to the current-year presentation.

Stock Options

The Partnership recognizes compensation expense, as provided to the Partnership by Lincoln, for options granted to employees of the Partnership under the Lincoln stock option incentive plans.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which is a revision of SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). SFAS 123(R) requires the Partnership to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123, under SFAS 123(R), the fair value of share-based payments is recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award. However, SFAS 123(R) requires expected forfeitures to be estimated at the grant date, thereby recognizing compensation expense only for those awards expected to vest, whereas SFAS 123 permitted the recognition of forfeitures as they occurred.

Effective January 1, 2006, the Partnership adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the

(In thousands)

2. Significant Accounting Policies (continued)

Stock Options (continued)

grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. Prior to January 1, 2006, the Partnership accounted for stock-based employee compensation under the provisions of SFAS 123. The effect of adopting SFAS 123(R) did not have a material effect on net income, operating cash flows, or partners' capital.

Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state, or local taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

	December 31	
	2006	**2005**
Net capital	**$ 14,823**	$ 12,978
Required net capital	**$ 2,009**	$ 1,264
Ratio of aggregate indebtedness to net capital	**2.03 to 1**	1.46 to 1

(*In thousands*)

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution money purchase plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 7.5% of a participant's eligible compensation, subject to Internal Revenue Service limitations. Expense related to the plan totaled $180 and $160 in 2006 and 2005, respectively.

The Partnership participates in a 401(k) plan sponsored by Lincoln. The Partnership makes matching contributions to the plan that are equal to a participant's pretax contribution, up to 6% of his or her eligible compensation, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by Lincoln's Board of Directors. Expense related to the 401(k) plan totaled $157 and $166 in 2006 and 2005, respectively.

Stock Option Plans

Certain of the Partnership's employees participate in stock option incentive plans sponsored by Lincoln. Stock options awarded under the Lincoln plan were granted with an exercise price equal to the market value of the related stock at the date of grant and, subject to continuation of employment, expire between 7 and 10 years from the date of grant. These stock options granted become exercisable in 25% increments over the four-year period following the option grant anniversary date. The Partnership recognized $9 and $7 of expense in 2006 and 2005, respectively, related to these stock option awards. There were no Lincoln options issued in 2006 or 2005 to employees of the Partnership.

Certain employees of the Partnership were awarded performance shares of Lincoln stock. For the three-year performance periods 2004-2006 and 2005-2007, the performance measures for determining the actual amount of all performance shares were established at the beginning of each three-year performance period. The Partnership recognized $211 and $148 of expense in 2006 and 2005, respectively, for awards under this program. As the three-year performance period progresses, Lincoln will continue to refine its estimate of the expense associated with these awards so that by the end of the three-year performance period, the Partnership's cumulative expense will reflect the actual level of awards that vest.

(In thousands)

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

The Partnership has an agreement with Lincoln Financial Distributors (LFD), an indirect, wholly-owned subsidiary of Lincoln, under which the Partnership engaged LFD to promote the sale of affiliated mutual funds and related products through broker/dealers, financial advisors and other financial intermediaries. Included in selling, general, and administrative expenses are $21,573 and $29,062 related to the services provided under this agreement for the years ended December 31, 2006 and 2005, respectively.

The Partnership has an agreement with Lincoln National Life Insurance Company (LNL), an indirect, wholly-owned subsidiary of Lincoln, under which the Partnership pays a servicing fee to LNL. Included in selling, general, and administrative expenses are $7,185 and $5,167 related to the services provided under this agreement for the years ended December 31, 2006 and 2005, respectively.

The Partnership was charged selling, general, and administrative expenses of $784 and $1,950 by affiliates for the years ended December 31, 2006 and 2005, respectively. Salaries and related expenses are net of costs allocated to affiliated companies for services provided by the Partnership's employees. Costs allocated to affiliates were $379 and $666 in 2006 and 2005, respectively.

Supplemental Information

Delaware Distributors, L.P.

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

(In thousands)

Net capital	
Total partnership capital	$ 41,319
Deductions:	
Total nonallowable assets	25,632
Security haircuts	864
Net capital	$ 14,823
Aggregate indebtedness	
Items included in Statement of Financial Condition:	
Total liabilities	$ 30,140
Total aggregate indebtedness	$ 30,140
Computation of basic net capital requirement	
Minimum net capital required	$ 2,009
Excess net capital	$ 12,814
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 11,809
Ratio: Aggregate indebtedness to net capital	2.03 to 1
Reconciliation with Partnership's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2006)	
Net capital, as reported in Partnership's Part IIA Focus Report (unaudited)	$ 13,564
Net capital as calculated above	14,823
Difference	$ (1,259)

Delaware Distributors, L.P.

Schedule II—Statement Regarding Rule 15c3-3

December 31, 2006

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Partners of
Delaware Distributors, L.P.

In planning and performing our audit of the financial statements of Delaware Distributors, L.P. (the "Partnership"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2007

END